ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-53652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JK Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1280 Singer Dr.

(No. and Street)

Singer Island	**FL**	**33404**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kenney   708/955-0794

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC

(Name – *if individual, state last, first, middle name*)

517 Route One	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Kenney   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

JK Securities, Inc.   , as

of December 31   , 20 18   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



MARY J MARTINEZ
Notary Public - State of Florida
Commission # GG 235448
My Comm. Expires Jul 5, 2022
Bonded through National Notary Assn.

_____   _____
                                                                Signature

                                            President _____
_____   Title
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

JK SECURITIES, INC.

CONTENTS

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
JK Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JK Securities, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.



Berkower LLC

Iselin, New Jersey
February 27, 2019

JK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$14,741
Securities owned at market value	$370,563
Property and equipment	$378
net of accumulated depreciation and amortization of $13,915	
Other assets	$9,059

TOTAL ASSETS	$394,741

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Payable to broker	$65,228
Accounts payable, accrued expenses and other liabilities	$717

TOTAL LIABILITIES	$65,945

SHAREHOLDER'S EQUITY

Common stock, $2 par value: 1,000 shares authorized	
500 shares issued and outstanding	$1,000
Additional paid-in-capital	$479,164
Due from stockholder	($284,220)
Retained earnings	$132,852

	$328,796
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$394,741

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUE

Trading gains and losses, net	$434,086
Unrealized gain on securities	$4,941
Interest income	$9,010

TOTAL REVENUE	$448,037

EXPENSES

Employee compensation	$205,009
Clearing and execution costs	$60,482
Rent, occupancy and communications	$16,687
Subscriptions	$37,888
Professional fees	$18,679
Insurance	$11,977
Other operating expenses	$48,565

TOTAL EXPENSES	$399,287

NET INCOME	$48,750

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2018

Cash flows from operating activities

NET INCOME	$48,750

Adjustments to reconcile net income to net cash used
  in operating activities:

Depreciation	$9,017

Change in assets and liabilities:

Decrease in receivable from broker	$15,926
Increase in securities owned	($119,739)
Increase in other assets	(4,960)
Increase in payable to broker	$60,728
Increase in accounts payable, accrued expenses and other liabilities	($15,101)
Net cash used in operating activities	($5,379)

Net decrease in cash	($5,379)
Cash at beginning of year	$20,120
Cash at end of year	$14,741

The accompanying notes are an integral part of these financial statements

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	DUE FROM STOCKHOLDER	TOTAL
Balance, January 1, 2018	$1,000	$479,164	$84,102	($284,220)	$280,046
Net income	0	0	$48,750	0	0
Balance, December 31, 2018	$1,000	$479,164	$132,852	($284,220)	$328,796

The accompanying notes are an integral part of these financial statements

1. **Organization and nature of operations**

   JK Securities, Inc.(the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc.("FINRA"). The company's primary operation is proprietary trading of municipal bond securities.

   The Company operates under the provisions of paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k) (2) (ii) provide that the company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by clearing broker-dealers.

2. **Summary of significant accounting policies**

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents

   Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

   Revenue recognition and securities owned

   Securities transactions are recorded on the trade date as if they had settled.

   Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See note 4 for fair value information.

On 01/01/18 the Company adopted ASU No. 2014-09, "Revenue from contracts with customers (Topic 606)". The Company's adoption of the new standard had no effect on Company earnings.

Income taxes

The Company with the consent of its shareholder has elected under the internal revenue code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

As of December 31, 2018, no audits were in process by a taxing jurisdiction that, if completed during the next 12 months, would be expected to result in material on recognized tax benefits. The Company is no longer subject to U.S. federal and state income tax examination for the years before 2015.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at December 31, 2018. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended December 31, 2018.

Property and equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from 3 to 7 years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Impairment of long-lived assets

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. **Property and equipment**

Property and equipment consists of the following:

Property and equipment	$14,293
Less: Accumulated depreciation	$13,915
Total	$378

4. **Fair value of financial instruments**

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of the fair values in one of the following categories:

Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interest, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases and investments level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	CARRYING AMOUNT AT 12/31/18	SIGNIFICANT OTHER OBSERVABLE INPUTS LEVEL II
State and Municipal Government obligations	$370,563	$370,563

The Company's primary revenue is derived from the trading of the state and municipal government obligations. See note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level II of the evaluation hierarchy.

The amount of total gain for the period included in the earnings attributable to the change in unrealized gain relating to assets still held at the reporting date.

Total unrealized gain included in earnings as of December 31, 2018 was $4,941 .

5. Receivable from and payable to broker

The Company clears its transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with two of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. Municipal bonds have 15% margin requirement and corporate bonds have 20% margin requirement. The interest accrues at a yearly interest rate of 4 1/4% if the margin loan is above the inventory reserve.

The amount payable to clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with the Company's brokers, the Company's long inventory which is limited to municipal bonds and corporate bonds, will not exceed 1 million US dollars.

Amounts payable to the broker at December 31, 2018, consist of the following:

		Payable
Clearance cost payable		$4,500
Payable to broker	(1)	$60,728
		$65,228
		----------

(1) Securities collateralized are $370,563.

6. Financial instruments with off-balance-sheet risk, contingencies and uncertainties

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss procedures designed to monitor the credit worthiness of its customers and the transactions are executed properly by the clearing broker.

7. Related party transactions

Due from stockholder
As of December 31, 2018, $284,220 was due from the president of the Company, who is also a stockholder and is payable on demand. Interest does not accrue and there is no maturity date.

Operating lease
The Company leases office space on a month to month basis from the president of the Company. Rental and utility expense charged to the operations for the year ended December 31, 2018 was $13,190 and $1,955 respectively.

8. Net capital requirements
The Company is a broker-dealer subject to the SEC's uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had a net capital of $306,945 which was $206,945 in excess of its required net capital of 100,000. The Company's net capital ratio was 0.02 to 1 at December 31, 2018.

9. Indemnifications
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. Subsequent events
The Company has evaluated subsequent events from the balance sheet date through February 27, 2018, the date at which the financial statements were issued and determined there are no items to disclose.

JK Securities, Inc.

Supplementary information

Pursuant to Rule 17A-5 of the Securities and Exchange Act of 1934

As of December 31, 2018

Schedule 1
Computation of net capital under rule 15C3-1
Year ended December 31, 2018

Total shareholder's equity	$328,796
Deductions and/or charges:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements	$378
Other assets	$2,732
Net capital before haircuts on proprietary positions	$325,686
Haircuts on securities:	
State and municipal government obligations	$18,741
Net capital	$306,945
Net capital requirement	$100,000
Excess net capital	$206,945
Aggregate indebtedness	
Accounts Payable, accrued expenses and other liabilities	$5,217
Total aggregate indebtedness	$5,217
Ratio of aggregate indebtedness to net capital	0.02 TO 1
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	348
Minimum dollar net capital required	$100,000
Net capital requirement(greater of the two)	$100,000
Excess net capital	$206,945
Net capital less greater of 10% of total aggregate indebtedness or	
120% of minimum dollar net capital requirement	$186,945

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2018

A computation of reserve requirement is not applicable to JK Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). Information relating to possession or control requirements is not applicable to JK Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered Public Accounting Firm

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
JK Securities, Inc.

We have reviewed management's statements, included in the accompanying JK Securities, Inc. Exemption Report prepared as required by C.F.R § 240.17a-5(d)(1) and (4) in which (1) JK Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which JK Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)*, (the "Exemption Provisions") and (2) JK Securities, Inc. stated that JK Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. JK Securities, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JK Securities, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2019

Miami • Los Angeles • Cayman Islands

JK Securities, Inc.
1280 Singer Dr
Singer Island, FL 33404

JK SECURITIES, INC'S EXEMPTION REPORT

JK Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 F.C.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

JK Securities, Inc.

I, Jonathan Kenney, swear that, to my best knowledge and belief, this Exemption Report is true and accurate.

By:
President


PAGE 14